

16012842

SEC Processing Section
FEB 29 2016
Washington DC
404

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 67936

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: WallachBeth Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Wall Street, 6th Floor
(No. and Street)

New York (City) NY (State) 10005 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Oh 646-998-7610 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hertz Herson LLP
(Name – *if individual, state last, first, middle name*)

477 Madison Avenue (Address) New York (City) NY (State) 10022 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Wallach, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of WallachBeth Capital, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARY CLARK
NOTARY PUBLIC, STATE OF NEW YORK
No. 01CL6212597
QUALIFIED IN KINGS COUNTY
COMMISSION EXPIRES OCTOBER 13, 2017

Notary Public

Signature

CEO

Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.(bound separately)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☑ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

WALLACHBETH CAPITAL, LLC

TABLE OF CONTENTS

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WallachBeth Capital, LLC
100 Wall Street, Suite 6600
New York, NY 10005

We have audited the accompanying statement of financial condition of WallachBeth Capital, LLC (the "Company") as of December 31, 2015. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of the Company as of December 31, 2015, in accordance with accounting principles generally accepted in the United States.

Hertz Herson LLP

New York, New York
February 25, 2016

WALLACHBETH CAPITAL, LLC
STATEMENT OF FINANCIAL CONDITION
AS AT DECEMBER 31, 2015

ASSETS		
Cash and cash equivalents (Note 2)	$	2,413,137
Due from clearing brokers (Note 4)		840,521
Commissions receivable (Note 5)		1,760,431
Marketable securities (Note 3)		306,019
Furniture and fixtures, net of accumulated depreciation of $538,457 (Note 2)		124,007
Leasehold improvements, net of accumulated amortization of $78,715 (Note 2)		68,185
Other assets		705,950
Total assets	**$**	**6,218,250**

LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	1,650,146
Liability for pension benefits (Note 6)		443,392
Total liabilities		**2,093,538**
Commitments and Contingencies (Notes 9 and 10)		
Member's equity		
Member's equity		4,124,712
Total member's equity		4,124,712
Total liabilities and member's equity	**$**	**6,218,250**

The accompanying notes are an integral part of these financial statements

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 1- ORGANIZATION

WallachBeth Capital, LLC (The "Company") is a New York Limited Liability Company organized in New York State in May 2008. The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority (FINRA). The Company is an "inter-market-broker" specializing in exchange-listed equity options and index products ETFs, equities and non-U.S equities. The Company operates on a fully-disclosed, agency only basis. The Company is a 100% wholly owned subsidiary of WallachBeth Holdings, LLC (the "Parent").

The Company operates under the provisions of Paragraph (k)(2) (ii) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provision of that rule. Essentially, the requirements of Paragraph (k)(2) (ii) provide that the Company clears all transactions on behalf of customers on a fully disclosed basis with a clearing broker/dealer, and promptly transmits all customer funds and securities to the clearing broker/dealer. The clearing broker/dealer carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker/dealer.

Note 2- SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned

Proprietary securities transactions in regular-way trades are recorded on trade date. Profit and loss arising from all securities transactions entered into for the account and risk of the Company are recorded on a trade date basis.

Securities are recorded at fair value, level 1 - quoted price in accordance with FASB ASC 820, *Fair Value Measurement.*

Note 2- SIGNIFICANT ACCOUTING POLICIES (continued)

Depreciation and Amortization

Furniture and equipment are being depreciated over their estimated useful lives (2-7 years). Amortization of leasehold improvements is computed using the straight-line method over the shorter of the estimated useful lives of the improvements or the operating lease term.

Commissions

Commission and related clearing expense are recorded on a trade date basis as securities transactions occur. An allowance for doubtful accounts is determined through analysis of periodic aging of accounts receivable, assessments of collectability based on evaluation of historic and anticipated trends, the financial condition of the Company's customers and an evaluation of the impact of economic conditions. Customer account balances are considered past due when uncollected after their invoice due date, the terms of which range from 30 days to 60 days. The Company writes-off an account when it is considered to be uncollectible. At December 31, 2015 no allowance for doubtful accounts was considered necessary.

Income Taxes

No provision for federal and state income taxes has been made since, as a limited liability company, the company is not subject to income taxes. The Company's income or loss is reportable by the Parent on its tax returns. However, there is a provision for the Company's portion of local unincorporated business tax.

Cash and Cash Equivalents

The company defines cash equivalents as highly liquid investments, with original maturities of less than three months, which are not held for sale in the ordinary course of business.

The Company maintains cash balances at a financial institution which is insured, in the aggregate, by the Federal Deposit Insurance Corporation ("FDIC"), for up to $250,000. Cash in excess of insured amounts approximated $3,065,000 at December 31, 2015. The company has not experienced any loss in these accounts and does not believe it is exposed to any significant credit risk on cash.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 3- FAIR VALUE MEASURMENT

The company carries its investments at fair value. ASC 820, *Fair Value Measurement*, defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e. the "exit price") in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1 - Fair values derived from unadjusted quoted prices of identical assets in active markets.

Level 2 - Fair values derived from quoted prices of similar assets in active markets, quoted prices for identical or similar assets in markets that are not active and model driven valuations in which all significant participant inputs are observable in active markets.

Level 3 - Fair values derived from inputs which are not observable in markets.

The following table presents the Company's fair value hierarchy for those assets valued at fair value as of December 31, 2015:

		Fair Value Measurements Using		
	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Equity Securities	$306,019	$306,019	$0	$0

Note 3- FAIR VALUE MEASURMENT (continued)

All of the Company's investments are valued using Level 1 inputs and consist of common stocks. The fair value of the common stocks is based on quoted prices in active markets.

Note 4- DUE FROM CLEARING BROKERS

The clearing and depository operations for the Company's securities transactions are provided by two brokers. At December 31, 2015, all of the securities owned and the majority of the amounts due from brokers reflected in the Statement of Financial Condition is positions with and amounts due from these brokers. Subject to the clearing agreement between the Company and these clearing brokers, the clearing brokers have a lien and right of off-set against all amounts deposited and held in those accounts.

Note 5 - COMMISSION RECEIVABLE

Commission receivable consists of commissions due from customers on institutional options and equity executions.

Note 6 - PENSION PLANS

The Company has a 401 (k) Plan ("Plan") to provide retirement and incidental benefits for its employees. Employees may contribute up to 100% of their annual compensation to the Plan, limited to a maximum annual amount as set periodically by the Internal Revenue Service. The company makes a Safe Harbor contribution equal to 3% of compensation. Safe Harbor contributions vest immediately. In addition, the Plan provides for discretionary profit sharing contributions as determined by management. Such contributions to the Plan are allocated among eligible participants in the proportion of their salaries to the total salaries of all participants. Total contributions to the Plan amounted to approximately $218,000 for the year ended December 31, 2015.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 6- PENSION PLANS (continued)

The Company also co-sponsors with its Parent a funded defined benefit pension plan for eligible employees who are 21 years of age with one or more years of service. Benefits are paid to retirees based on age at retirement, years of credited service and average compensation. The Company's funding policy is to contribute its portion of the lesser of the amount fully required to fund the plan's current liability or the amount necessary to meet the funding requirements, as defined by the Internal Revenue Code. Total contributions expected to be made to the plan next year are $192,000. Assets of the plan are administered by an independent trustee and are invested principally in fixed income and equity securities. The Parent is the responsible entity with regard to the plan benefits provided by the members. As such, the plan assets reflect both entities.

An amendment to the pension plan to close participation and freeze benefit accruals was approved and adopted effective May 31, 2014.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 6- PENSION PLANS (continued)

OBLIGATIONS AND FUNDED STATUS AT DECMEBER 31,
CHANGE IN BENEFIT OBLIGATIONS

Benefit obligation at January 1, 2015	$	1,383,787
Interest cost		56,319
Actuarial gain		(72,140)
Benefit obligation at December 31, 2015	$	1,367,966

CHANGE IN PLAN ASSETS

Fair value of plan assets at January 1, 2015	$	748,209
Actuarial return on assets		14,986
Employer contributions		161,379
Fair value of plan assets at December 31, 2015	$	924,574

FUNDED STATUS AT END OF YEAR

Amounts recognized in the statement of financial condition consist of:

Non Current Liabilities	$	(443,392)

ACCUMULATED BENEFIT OBLIGATION

Accumulated benefit obligation at December 31, 2015	$	1,367,966

Note 6- PENSION PLANS (continued)

ASSUMPTIONS

Weighted average assumptions used to determine benefit obligation at December 31:

Discount rate	4.47%
Rate of compensation increase	0.00%

Weighted average assumption used to determine net periodic benefit cost for years ended December 31:

Discount rate	4.07%
Expected long-term return on plan assets	6.00%
Rate of compensation increase	0.00%

Expected Benefit Payments

The Company does not expect to make any benefit payments over the next 10 years.

Plan Assets

The Company's overall investment strategy is a current mix of 52% of the assets in fixed indexed products, 35% in short term fixed securities, 5% in a Senior Secured Promissory Note, 3% in a Secured Convertible Promissory Note and 5% in a Private Equity. The fixed index products are tied to the stock market with downside protection and an upside that can be capped or uncapped based on the product and priced based upon current market volatility and interest rates. A portion of the fixed income products, 10% of total assets, can be moved into stock funds, but the principal is protected through guaranteed income and a death benefit. The remaining amounts of the short term fixed assets are invested in a short term government securities fund. The Promissory Notes mature in less than two years. The Private Equity is to develop a real estate project in New York.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 6- PENSION PLANS (continued)

The following table presents the fair value hierarchy of the Company's and the Parent's jointly invested assets valued at fair value at December 31, 2015:

Total Pension Plan Assets
Fair Value Measurements at December 31, 2015

	Total	Quoted Price in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Money Markets	$1,301,858	$1,301,858	-	-
Senior Secured Promissory Note	200,000	-	-	200,000
Secured Convertible Promissory Note	100,000	-	-	100,000
Private Equity	200,000	-	-	200,000
Fixed Index Products	1,942,709	-	1,942,709	-
Total	$3,744,568	$1,301,858	$1,942,709	$500,000

As the Company is the co-sponsor of the plan with the Parent, the Company is allocated its portion of the fair value of assets and liabilities associated with the plan based upon its share of the employees in the plan.

Assets in the amount of $924,574 are allocated to WallachBeth Capital, LLC.

Money market fair value is based on cash value of account. Fair value of the promissory notes is based on the face value of the note giving effect to market interest rates and expected rate of default. Fair value of the fixed income products is determined using recently executed transactions, market price quotations (when observable) or benchmarking to similar instruments. Fair value of the private equity is based on the contributed amounts giving effect to market return rates and expected rate of default.

WALLACHBETH CAPITAL, LLC
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2015

Note 6- PENSION PLANS (continued)

The following table presents a reconciliation of the beginning and ending balances of fair value measurements using significant unobservable inputs (Level 3) for the year ended December 31, 2015.

	Senior Secured Promissory Note	
Balance, January 1	$	200,000
Balance, December 31	$	200,000

	Secured Convertible Promissory Note	
Balance, January 1	$	100,000
Balance, December 31	$	100,000

	Private Equity	
Balance, January 1	$	-
Contributions		200,000
Balance, December 31	$	200,000

Note 7- SUBSEQUENT EVENTS

Management has evaluated subsequent events through February 25th, 2016, which is the date the financial statements were available to be issued, and concluded that no subsequent events have occurred that require adjustment to or disclosure in the financial statement

Note 8- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company policy to review, as necessary, the credit standing of each counterparty.

Note 9 - COMMITMENTS AND CONTINGENCIES

Office Lease

The Company leases its office space pursuant to a lease agreement expiring January 31, 2018. The lease provides for scheduled increases in future minimum annual rental payments. The lease includes in the rent, an electric inclusion amount and a provision for additional rent, if applicable (calculated as the increase in operating expenses and taxes over the base year).

The lease includes scheduled base rent increases over the term of the lease. The total amount of the base rent payments is being charged to expense on the straight-line method over the term of the lease. The Company has recorded a deferred rent receivable of $1,725 as at December 31, 2015 to reflect the excess of rent expense over cash payments since inception of the lease.

The Company leases a corporate apartment on a renewable annual lease basis. The lease expires on February 29, 2016.

The Company subleases a portion of the premises to an unrelated third party that expires on April 30, 2017.

The following is a schedule by year of future minimum rental payments and sublease income required under the operating lease agreements.

Year	Annual Lease payments	Sublease Income
2016	$ 501,457	$ 81,418
2017	501,219	27,539
2018	42,129	-
Total	$ 1,044,805	$ 108,957

Note 10 - GUARANTEES

Indemnifications:

In the normal course of its business, the Company indemnifies and guarantees it's two clearing brokers against specified potential losses in connection with their acting as an agent of, providing services to the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

Note 10 - GUARANTEES (continued)

Exchange Member Guarantees:

The Company is a member of various exchanges that trade and clear securities or futures contracts or both. Associated with its memberships, the Company may be required to pay a proportionate share of the financial obligations of another member who may default on its obligations to the exchange. Although the rules governing different exchange memberships may vary, in general the Company's guarantee obligations would arise only if the exchange had previously exhausted its resources. In addition, any such guarantee obligation would be apportioned among the other non-defaulting members of the exchange. Any potential contingent liability under these membership agreements cannot be estimated. The Company has not recorded a contingent liability in the financial statements for these agreements and believes that any potential requirement to make payments under these agreements is remote.

Note 11 - NET CAPITAL REQUIREMENTS

The Company is subject to the Security and Exchange Commission Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2015, the Company had Net Capital of $2,474,877 which was $2,335,308 in excess of its required net capital of $139,569. The Company's net capital ratio was 84.59%.

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
New York, NY 10022
212.686.7160

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
WallachBeth Capital, LLC
100 Wall Street, Suite 6600
New York, NY 10005

We have reviewed management's statements, included in the accompanying Exemption Report in which (1) WallachBeth Capital, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which WallachBeth Capital, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraphs (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) WallachBeth, Capital LLC stated that WallachBeth Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. WallachBeth Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about WallachBeth Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraphs (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Hertz Herson LLP

New York, New York
February 25, 2016

WALLACHBETH CAPITAL, LLC Exemption Report

WallachBeth Capital, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(2)(i) and (ii).

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) throughout the most recent fiscal year without exception.

WallachBeth Capital, LLC

I, Michael Wallach, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:



Title: CEO

Date: February 25th, 2016

AGREED-UPON PROCEDURES REPORT ON

WALLACHBETH CAPITAL, LLC

DECEMBER 31, 2015

TABLE OF CONTENTS

WALLACHBETH CAPITAL, LLC
DECEMBER 31, 2015

HERTZ | HERSON LLP
Certified Public Accountants

477 Madison Avenue
NewYork, NY 10022
212.686.7160

INDEPENDENT ACCOUNTANT'S AGREED-UPON PROCEDURES REPORT ON SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)

To the Members of
WallachBeth Capital LLC
100 Wall Street, Suite 6600
New York, NY 10005

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by WallachBeth Capital, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with the respective cancelled check paid to SIPC noting no differences;
2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting no differences;
3. Noted that there were no adjustments reported in Form SIPC-7;
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7, noting no differences; and
5. Noted that there was no overpayment applied to the current assessment from a previously filed Form SIPC-7.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Hertz Herson LLP

New York, New York
February 25, 2016

WALLACHBETH CAPITAL, LLC
SCHEDULE OF ASSESSMENT AND PAYMENTS (FORM SIPC-7)
TO THE SECURITIES INVESTOR PROTECTION CORPORATION (SIPC)
FOR THE YEAR ENDED DECEMBER 31, 2015

Payment Date	Payee	Amount
July 22, 2015	SIPC	$ 39,909
Amount due with Form SIPC-7		33,800
General Assessment per Form SIPC-7		$ 73,709